SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

SP PLUS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

78469C103

(CUSIP Number)

VCM STAN-CPC Holdings, LLC

2929 Arch Street, Suite 1800

Philadelphia, Pennsylvania 19104-7324

(215) 609-3400

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78469C103	Page 2 of 13 pages

1.	NAME OF REPORTING PERSON VCM STAN-CPC Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 562,287
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 562,287
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,287
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 78469C103	Page 3 of 13 pages

1.	NAME OF REPORTING PERSON Versa Capital Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 562,287
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 562,287
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,287
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 78469C103	Page 4 of 13 pages

1.	NAME OF REPORTING PERSON Versa FGP-I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 562,287
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 562,287
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,287
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 78469C103	Page 5 of 13 pages

1.	NAME OF REPORTING PERSON Versa UGP-I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 562,287
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 562,287
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,287
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 78469C103	Page 6 of 13 pages

1.	NAME OF REPORTING PERSON Versa Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 562,287
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 562,287
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,287
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 78469C103	Page 7 of 13 pages

1.	NAME OF REPORTING PERSON Versa Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 12,780
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 12,780
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1% (1)
14.	TYPE OF REPORTING PERSON PN

**	Denotes less than
(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 78469C103	Page 8 of 13 pages

1.	NAME OF REPORTING PERSON Versa Capital Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 575,067
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 575,067
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,067
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 78469C103	Page 9 of 13 pages

1.	NAME OF REPORTING PERSON Gregory L. Segall
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 575,067
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 575,067
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,067
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 22,356,586 shares of Common Stock outstanding as of November 2, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016.

Page 10 of 13 pages

This Amendment No. 3 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on October 12, 2012 and amended on June 9, 2015 and May 12, 2016. Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect. Terms used herein and not defined herein shall have the meaning ascribed thereto in the Original 13D, as amended.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information required in these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the respective cover pages to this Schedule 13D and is incorporated herein by reference.

(c) On December 5, 2016, VCM Holdings sold 13,800 shares of Common Stock through open market sales at an average price of $28.0433 per share. On December 6, 2016, VCM Holdings sold 16,400 shares of Common Stock through open market sales at an average price of $28.0914 per share. On December 7, 2016, VCM Holdings sold 19,800 shares of Common Stock through open market sales at an average price of $28.0596 per share. On December 8, 2016, VCM Holdings sold 9,200 shares of Common Stock through open market sales at an average price of $28.1278 per share. On December 9, 2016, VCM Holdings sold 40,800 shares of Common Stock through open market sales at an average price of $28.0992 per share. On December 12, 2016, VCM Holdings sold 25,000 shares of Common Stock through open market sales at an average price of $28.4523 per share. To the knowledge of any of the Reporting Persons, except as described in this Schedule 13D, no transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the sixty days prior to the date of this Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to insert the following exhibits:

Exhibit K – Agreement pursuant to Rule 13d-1(k)

Page 11 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 13, 2016	By:	/s/ Gregory L. Segall
	Name:	Gregory L. Segall, as an individual and as
Attorney-in-Fact for:

VCM STAN-CPC HOLDINGS, LLC (1)
VERSA CAPITAL FUND I, L.P. (1)
VERSA FGP-I, LP (1)
VERSA UGP-I, LLC (1)
VERSA CAPITAL MANAGEMENT, LP (1)
VERSA FUND MANAGEMENT, LLC (1)
VERSA CAPITAL GROUP, LLC (1)

(1) A Power of Attorney authorizing Gregory L. Segall to act on behalf of this entity has been previously filed with the Securities and Exchange Commission.

Page 12 of 13 pages

EXHIBIT INDEX

Exhibit	Document Description

K	Agreement Pursuant to Rule 13d-1(k)